Exhibit 99.1

Eco Wave Power Announces $4.0 Million Registered Direct Offering Priced at a 10.7%
Premium to Market to Expand Commercial Wave Energy Deployment and AI-Driven Technology

Stockholm, Sweden (June 25, 2026) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading innovator in onshore wave energy technology, today announced the pricing of its registered direct offering with a single strategic institutional investor. The Offering consists of 400,000 American Depositary Shares (“ADSs”) at an offering price of $10.00 per ADS, representing a 10.7% premium to the last Nasdaq closing price. Each ADS represents eight common shares of the Company. Gross proceeds from the Offering are expected to be $4.0 million, before deducting placement agent fees and offering expenses. In addition, the investor will receive warrants to purchase 300,000 ADSs. The warrants will have an exercise price of $12.00 per ADS, representing a 32.9% premium to the last Nasdaq closing price, will be exercisable immediately upon issuance and will expire on the third anniversary of the original issuance date.

Maxim Group LLC is acting as the sole placement agent for the Offering.

Eco Wave Power currently intends to use the net proceeds from the Offering to advance its global expansion and further develop its position as the energy layer for AI infrastructure. Offering is expected to close on or about June 26, 2026 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3, as amended, (File No. 333-275728) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2023. A prospectus supplement relating to the ADSs to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise, driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure, Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:

www.ecowavepower.com

For more information, please contact the Company’s CFO at:

Aharon@ecowavepower.com

+97235094017

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. For example, the Company is using forward-looking statements in this press release when it discusses the expected closing date of the Offering, the expected gross proceeds from the Offering and the intended use of proceeds from the Offering. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.